                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (Amendment No. 2)

                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   067587 10 5
                                 (CUSIP NUMBER)

                                 BRIAN D. YOUNG
                               EOS PARTNERS, L.P.
                           320 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 832-5807
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 16, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 067587 10 5                    SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
    Eos Partners, L.P.

(2) Check the Appropriate Box if a Member
    of a Group (See Instructions)                                  (a) [ ]
                                                                   (b) [X]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                      [ ]

(6)  Citizenship or Place of Organization              Eos Partners, L.P. ("Eos
                                                       Partners") is a limited
                                                       partnership organized
                                                       under the laws of the
                                                       State of Delaware

Number of                    (7)  Sole Voting Power                    0
Shares Bene-
ficially                     (8)  Shared Voting Power                  0
Owned by
Each                         (9)  Sole Dispositive Power               0
Reporting
Person With                  (10) Shared Dispositive Power             0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                     [ ]

(13) Percent of Class Represented by Amount in Row (11)             0.0%

(14) Type of Reporting Person (See Instructions)                      PN

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CUSIP NO. 067587 10 5                    SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
    Eos Partners SBIC, L.P.

(2) Check the Appropriate Box if a Member
    of a Group (See Instructions)                                  (a) [ ]
                                                                   (b) [X]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                      [ ]

(6)  Citizenship or Place of Organization              Eos Partners SBIC, L.P.
                                                       ("Eos SBIC") is a limited
                                                       partnership organized
                                                       under the laws of the
                                                       State of Delaware

Number of                    (7)  Sole Voting Power                    0
Shares Bene-
ficially                     (8)  Shared Voting Power                  0
Owned by
Each                         (9)  Sole Dispositive Power               0
Reporting
Person With                  (10) Shared Dispositive Power             0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                     [ ]

(13) Percent of Class Represented by Amount in Row (11)             0.0%

(14) Type of Reporting Person (See Instructions)                      PN

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CUSIP NO. 067587 10 5                    SCHEDULE 13D

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Eos Partners SBIC II, L.P.

(2) Check the Appropriate Box if a Member
    of a Group (See Instructions)                                  (a) [ ]
                                                                   (b) [X]
(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                    OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                      [ ]

(6)  Citizenship or Place of Organization             Eos Partners SBIC II, L.P.
                                                      ("Eos SBIC II") is a
                                                      limited partnership
                                                      organized under the laws
                                                      of the State of Delaware

Number of                    (7)  Sole Voting Power                    0
Shares Bene-
ficially                     (8)  Shared Voting Power                  0
Owned by
Each                         (9)  Sole Dispositive Power               0
Reporting
Person With                  (10) Shared Dispositive Power             0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0

(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)                     [ ]

(13) Percent of Class Represented by Amount in Row (11)             0.0%

(14) Type of Reporting Person (See Instructions)                      PN

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                              BARGO ENERGY COMPANY

               Eos Partners, L.P., Eos Partners SBIC, L.P., and Eos Partners SBIC II, L.P. (collectively "Eos") hereby file this Amendment No. 2 (this "Amendment No. 2") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation (the "Company"), as most recently amended by Amendment No. 1 thereto filed with the Commission on February 21, 2001 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

               This Amendment No. 2 is being filed to report (i) the redemption by the company of all of Eos's shares of the Company's Cumulative Redeemable Preferred Stock, Series B, par value $.01 per share (the "Preferred Stock"), for an aggregate redemption price of $6,114,501.90 in cash (the "Redemption"), (ii) the Company's repurchase of 273,849 shares of Common Stock from Eos for an aggregate purchase price of $10.00 (the "Repurchase"), and (iii) the exchange of each of the remaining shares of Common Stock owned by Eos for approximately (x) $0.45 in cash and (y) 0.0958 shares of common stock ("Mission Common Stock") of Mission Resources Corporation ("Mission"), formerly known as Bellwether Exploration Company ("Bellwether"), in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement dated January 24, 2001, between the Company and Bellwether (the "Merger Agreement"). The Redemption and the Repurchase were consummated on May 16, 2001. The Merger Agreement, the Merger and the transactions contemplated thereby were also consummated on May 16, 2001. As a result of these transactions, which are described more fully below, Eos ceased to be the beneficial owner of more than five percent of the Company's Common Stock and, accordingly, ceased to be a Reporting Person.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and supplemented as follows:

               As previously reported in the Schedule 13D, on January 24, 2001, the Company entered into the Merger Agreement with Bellwether which provided for, among other things, the Company's merger with and into Bellwether and for the separate corporate existence of the Company to cease, with Bellwether continuing as the surviving corporation. Effective as of the effective time of the Merger, Bellwether changed its name to Mission Resources Corporation.

               On May 16, 2001, the Company redeemed in full all of the shares of Preferred Stock owned by Eos Partners, Eos SBIC and Eos SBIC II for a per share consideration, in cash, of approximately $12.23, or $6,114,501.90 in the aggregate. Pursuant to Article X of the Stock Purchase Agreement dated as of May 14, 1999, by and
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among the Company and certain other parties thereto (including Eos), as amended, upon completion of the Redemption, the Company was entitled to repurchase 6.25% of the Common Stock originally issued to Eos, or 273,849 shares of Common Stock, for an aggregate purchase price of $10.00. The Repurchase was also completed on May 16, 2001. After the Redemption and the Repurchase, Eos continued to own 4,107,732 shares of Common Stock of the Company.

               On May 16, 2001 the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Merger, each share of the Company's Common Stock outstanding was exchanged for approximately $0.45 in cash and 0.0958 shares of Mission Common Stock. As a result of the foregoing transactions (i) Eos Partners received $139,151.08 in cash and received 29,506 shares of Mission Common Stock, (ii) Eos SBIC received $1,447,169.32 in cash and received 306,861 shares of Mission Common Stock, and (iii) Eos SBIC II received $269,024.98 in cash and received 57,045 shares of Mission Common Stock.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5(a) is hereby amended and supplemented as follows:

               (a) As of the date hereof, none of Eos Partners, Eos SBIC or Eos SBIC II beneficially owns any shares of Company Common Stock.

               Item 5(c) is hereby amended and supplemented as follows:

               (c) As described in Item 4 above, on May 16, 2001, the Company completed the Redemption and the Repurchase. Pursuant to the Redemption and the Repurchase, (i) each share of the Company's Preferred Stock owned by Eos was redeemed in full, in cash, for approximately $12.23 per share, and (ii) 273,849 shares of Common Stock owned by Eos were repurchased by the Company for an aggregate purchase price of $10.00.

               As further described in Item 4 above, at the Merger Effective Time, the Merger and the transactions contemplated thereby were consummated. Pursuant to the Merger Agreement, as a result of the Merger, each of the remaining 4,107,732 shares of the Company's Common Stock owned by Eos was exchanged for approximately $0.45 in cash and 0.0958 shares of Mission Common Stock.


               As a result of all the foregoing transactions, (i) Eos Partners received $597,739.47 in cash and received 29,506 shares of Mission Common Stock,
(ii) Eos SBIC received $6,216,488.60 in cash and 306,861 shares of Mission Common Stock and (iii) Eos SBIC II received $1,155,629.21 in cash and 57,045 shares of Mission Common Stock.

               Except for the transactions described herein, there have been no transactions in the Company's Common Stock effected by the Eos within the last 60 days.
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               Item 5(e) is hereby amended and supplemented as follows:

               (e) At the Merger Effective Time, the Eos ceased to be the beneficial owners of more than 5% of the Company's Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is hereby amended and supplemented as follows:

               In contemplation of the Merger described in Item 4 above, Eos, the Company and certain other parties, entered into a Termination Agreement dated February 28, 2001 (the "Termination Agreement"), pursuant to which, among other things; (i) the Second Amended and Restated Shareholders' Agreement dated May 14, 1999, among the Company, Eos and the other shareholders of the Company party thereto, as further amended thereafter, and (ii) the Stock Purchase Agreement, dated May 14, 1999, among the Company, Eos and the other purchasers thereunder, as further amended thereafter, were terminated immediately prior to the Merger Effective Time.

               The foregoing description of the Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Termination Agreement, a copy which is filed as
Exhibit 4 hereto and is incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Item 7 is hereby amended and supplemented by adding thereto the following:

               Exhibit 4 - Termination Agreement dated February 28, 2001.

               Exhibit 5 - Joint Filing Agreement dated May 17, 2001.
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2001                          EOS PARTNERS, L.P.


                                             By:   /s/ Steven M. Friedman
                                                -------------------------------
                                                Name:  Steven M. Friedman
                                                Title: General Partner




Date: May 17, 2001                           EOS PARTNERS SBIC, L.P.
                                             By:  Eos SBIC General, L.P.,
                                                  its general partner
                                             By:  Eos SBIC, Inc.,
                                                  its general partner


                                             By:   /s/ Steven M. Friedman
                                                -------------------------------
                                                Name:  Steven M. Friedman
                                                Title: President




Date: May 17, 2001                           EOS PARTNERS SBIC II, L.P.
                                             By:  Eos SBIC General II, L.P.,
                                                  its general partner
                                             By:  Eos SBIC II, Inc.,
                                                  its general partner


                                             By:   /s/ Steven M. Friedman
                                                -------------------------------
                                                Name:  Steven M. Friedman
                                                Title: President
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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION

Exhibit 4  -                Termination Agreement dated February 28, 2001.

Exhibit 5  -                Joint Filing Agreement dated May 17, 2001.